EXHIBIT 12.1

PerkinElmer, Inc

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	January 2, 2005	December 28, 2003	December 29, 2002	December 30, 2001	December 31, 2000
	(In thousands, except for ratio)
Fixed charges
Interest expense and amortization of debt premiums and discounts on all indebtedness	$37,951	$54,539	$33,305	$42,831	$43,174
Interest on rental expense	7,414	7,442	7,320	4,099	3,640

Total Fixed Charges	45,365	61,981	40,625	46,930	46,814

Earnings
Income (loss) from continuing operations before income taxes	136,747	85,445	(5,003)	101,180	146,397

Earnings Available to cover fixed charges	$182,112	$147,426	$35,622	$148,110	$193,211

Ratio of earnings to fixed charges	4.0	2.4	—	3.2	4.1

Deficiency in earnings required to cover fixed charges	$—	$—	$5,003	$—	$—